October 7, 2007
Mayer Brown LLP
350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503

Main Tel (213) 229-9500
Main Fax (213) 625-0248
www.mayerbrown.com

Warren R. Loui
Direct Tel (213) 229-5110
Direct Fax (213) 576-8142
wloui@mayerbrown.com

VIA OVERNIGHT COURIER
Rolaine Bancroft H. Yuna Peng Securities and Exchange Commission 100 F Street N.E., Mail Stop 3561 Washington, D.C. 20549-3561
Re:   Nissan Auto Lease Trust 2006-A
      Form 10-K for the fiscal year ended March 31, 2007
  Filed June 29, 2007
  File No. 333-134238-01

  Form 10-D for the monthly distribution period from
  February 1, 2007 to February 28, 2007
  Filed March 29, 2007

Dear Ms. Bancroft and Ms. Peng:

Nissan Auto Leasing LLC  II (the “Company”) and Nissan Motor Acceptance Corporation (“NMAC”) have requested that we respond to the Commission staff’s comment letter, dated September 13, 2007 (the “Comment Letter”), relating to the Company’s submission of an annual report on Form 10-K for the fiscal year ended March 31, 2007, filed on June 29, 2007 (the “Annual Report”) and a distribution report on Form 10-D for the monthly distribution period from February 1, 2007 to February 25, 2007, filed on March 29, 2007 (the “Distribution Report”) for Nissan Auto Lease Trust 2006-A.

The Company is submitting herewith two copies of an amended Annual Report, together with two copies marked to show changes from the version filed with the Commission on June 29, 2007.  The Company has responded to all of the staff’s comments by revising the Annual Report to comply with each staff comment, providing an explanation, or providing supplemental information as requested.  Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company and NMAC, which are solely responsible for it.  For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Company’s responses accordingly.  References to page numbers are to those in the marked copies of the Annual Report.

In addition to the revisions made in response to the Comment Letter, the Company has revised the draft Registration Statement in certain other respects to update and clarify certain sections thereof.  Such other revisions are also marked in the enclosed copies.

We are submitting this letter on behalf of the Company, and the terms "we," "us", and "our" in the following responses refer to the Company.

Form 10-K

Signatures

1.
Form 10-K should be signed by either (a) senior officer in charge of securitization of the depositor on behalf of the depositor or (b) senior officer in charge of the servicing function of the servicer on behalf of the issuing entity.  Furthermore, the same person should sign the Form 10-K and the Section 302 Sarbanes-Oxley certification.  Accordingly, please revise the signature blocks for Form 10-K and the certification to clearly indicate that Steven R. Lambert is the senior officer in charge of the servicing function of the servicer or advise.  See General Instruction J(3) to Form 10-K and footnote 1 to Item 601(b)(3I)(ii) of Regulation S-K.

Response:

The signature block for Form 10-K, which was previously signed by Rakesh Kochhar, the senior officer in charge of securitization, has been changed to be signed by Steven R. Lambert and both the signature blocks for the Form 10-K and the Section 302 Sarbanes-Oxley certification have been changed to clearly indicate that Steven R. Lambert is the senior officer in charge of the servicing function of the servicer.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria

2.
We note that the assessment report prepared by NMAC and the related attestation report, filed as exhibits 33.1 and 34.1 respectively, identify a material instance of noncompliance with the servicing criterion in 1122(d)(2)(i).  However, you state in the body of the Form 10-K that the servicer believes that “no material impact” to the security holders resulted from these errors.  Please explain why the servicer believes that no material impact resulted from the material instance of noncompliance.

Response:

The servicer believes that no material impact resulted from the material instance of noncompliance because the errors did not result in any material adverse effect on the security holders or the amounts or timing of payments to the security holders.

The material noncompliance identified with respect to servicing criterion in Item 1122(d)(2)(i) resulted from four instances in which the servicer did not remit to the applicable collection account on the first business day after receipt thereof a sufficient amount to cover all payments received in respect of the related pool assets.  It did, however, timely deposit an estimated (but insufficient) amount, determined in good faith.  The insufficient amount was de minimis and the difference was remitted by no later than the next record date.  As a result, these errors affected neither the timing nor the amount of distributions and were promptly cured.

3.	As a follow up to the comment above, please tell us whether the material instance of noncompliance has been corrected.

Response:

Please see our response to Item 2 above.  The servicer promptly cured the material instance of noncompliance.  In addition, the servicer has changed its procedures so that in the event the servicer does not receive the necessary information to make a timely, exact deposit, it will timely deposit an estimated amount plus a significant margin in the applicable collection account so as to minimize the possibility of an insufficiency.  In addition, in accordance with past practice it will ensure that any difference is remitted by no later than the next record date.  Finally, and importantly, the servicer currently meets certain alternative requirements acceptable to the rating agencies set forth in the transaction documents for depositing cash and, accordingly, the servicer anticipates that it will be in compliance with the servicing criterion in Item 1122(d)(2)(i) as a result of meeting such requirements.

General

4.
The servicing criteria prescribed under Item 1122(d)(1)(iii), (d)(1)(iv), (d)(2)(iv), (d)(2)(vi), (d)(4)(ix), and (d)(4)(x) are not covered in any of the assessment or attestation reports.  Please explain to us why they are not included in the reports.

Response:

The servicing criteria prescribed under Item 1122(d)(1)(iii), (d)(1)(iv), (d)(2)(vi), (d)(4)(ix), and (d)(4)(x) are not covered in any of the assessment or attestation reports because NMAC has determined that such criteria are not applicable to NMAC’s securitizations of automobile leases and the related vehicles.

With respect to the servicing criterion prescribed under Item 1122(d)(2)(iv), although NMAC did the appropriate testing to provide the required assessment and attestation, NMAC initially determined that performance of that criterion was to be the responsibility of the indenture trustee for each of its transactions.  We note that in NMAC’s retail securitization program, Wells Fargo Bank, National Association, in its capacity as Indenture Trustee for the Nissan Auto Receivables 2006-C Owner Trust, assumed responsibility for that criterion.

It is our understanding that U.S. Bank National Association (“U.S. Bank”), which acts as Indenture Trustee for Nissan Auto Lease Trust 2006-A, did the necessary testing to provide the required assessment and attestation for that criterion.  However, due to a miscommunication between NMAC and U.S. Bank, the assessment and attestation provided by U.S. Bank did not take responsibility for that criterion even though it should have been able to do so.

For the sake of administrative convenience and because NMAC can provide the appropriate assessment and attestation, it has revised its management’s assertion to include Item 1122(d)(2)(iv), which is included in the revised Annual Report.  Deloitte & Touche’s attestation report did not exclude Item 1122(d)(2)(iv) and it has confirmed that notwithstanding the change to NMAC’s management’s assertion, Deloitte & Touche’s attestation report is valid and no revision is necessary.  In addition, U.S. Bank has agreed to take responsibility for the servicing criterion in Item 1122(d)(2)(iv) in its future assessments and attestations.

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33.1

5.
We note that the scope of the servicing criteria included the assessment report by NMAC excludes criteria 1122(d)(2)(ii), (d)(3)(ii)-(iii), (d)(2)(iv), and (d)(3)(iv).  However, these servicing criteria are not excluded in the related attestation report by Deloitte & Touche.  Please revise the report to reconcile the inconsistency.

Response:

Deloitte & Touche has advised NMAC that a revision of the attestation report by Deloitte & Touche is not necessary.  NMAC stated in its assessment report that certain aspects of criteria 1122(d)(2)(ii), (d)(3)(ii)-(iii) and (d)(3)(iv) (the “Excluded Criteria”) do not apply to NMAC because performance of activities in connection with such criteria are the responsibility of a different party participating in the servicing function.  However, Deloitte & Touche took a more general descriptive view of the criteria when they prepared the attestation report and did not break down each criterion to the level required of NMAC.  Moreover, because some aspects of the Excluded Criteria did apply to NMAC, Deloitte & Touche did not exclude such criteria from its attestation report.

With respect to Item 1122(d)(2)(iv), please see our response to Item 4 above.  NMAC has revised its management’s assertion to include Item 1122(d)(2)(iv).

6.
We note that NMAC has elected to take responsibility for assessing compliance with the servicing criteria for certain vendors.  Please represent in the assessment report that the vendors are not servicers as defined Item 1101(j) of Regulation AB.  See Regulation AB Telephone Interpretation 17.06.

Response:

The assessment report has been amended to include a representation that none of the vendors referenced therein are servicers as defined in paragraph (j) of Item 1101 of Regulation AB.

Servicer Compliance Statement

Exhibits 35.1 and 99.1

7.
We note the assertions that NMAC has fulfilled all of its obligations under the servicing agreements in all material respects throughout the reporting period.  Please explain to us why you reached such a conclusion given that NMAC’s reports on assessment of compliance identified a material instance of noncompliance with criterion 1122(d)(2)(i).

Response:

Please see our responses to Items 2 and 3 above.  The Company and NMAC believe that the instance of noncompliance did not constitute a breach of NMAC’s obligations under the servicing agreements in any material respect because the number and amount of errors were small and the errors did not have any material adverse effect on the timing or amount of distributions.

Form 10-D for the monthly distribution period from February 1, 2007 to February 28, 2007

8.	Please tell us why you do not disclose information regarding lease repossessions and related losses in your servicer’s report.

Response:

Neither Regulation AB, which only requires disclosure of information that is determined to be material (See Item 1121(a) of Regulation AB), nor the applicable transaction documents require NMAC to disclose information regarding lease repossessions and related losses in its servicer’s report.  NMAC provides comparable information regarding performance of the pool, such as information regarding cumulative net losses for all periods, that it has developed over time in consultation with the underwriters and investors that it believes to be material to investors in their assessment of the performance of the pool.

If you have any further questions you would like to discuss, please do not hesitate to contact me at (213) 229-5110 or the Company’s in-house counsel, Sean Caley, at (615) 725-1664.  Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/  Warren R. Loui_________
Warren R. Loui